SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Form 6-K/A is being furnished solely to amend Exhibit 2 to the Form 6-K, entitled “Information in connection with the 6th issuance of debentures of Brasil Telecom S.A.,” or the Original Exhibit 2, as furnished by Brasil Telecom S.A. to the U.S. Securities and Exchange Commission on October 6, 2010, as amended on October 19, 2010, to modify items “c,” “f” and “h,” relating to the amount and face value of the issuance, the payment of interest and the maturity date, respectively, of the proposed debentures as disclosed in the Original Exhibit 2.

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.300.29520-8

Publicly-Held Company

Information in connection with the 6th issuance of debentures of Brasil Telecom S.A. (“Company”), for purposes of Annex 15 of CVM Instruction No. 481 dated December 17, 2009:

a.	Maximum amount of the issuance: up to R$500,000,000.00 (five hundred million reais).

b.	Series: single series issuance.

c.	Amount and face value: up to 50 (fifty) non-convertible single series debentures (“Debentures”), with a face value of R$10,000,000.00 (ten million reais) per unit.

d.	Use of proceeds: Corporate purposes, including payment of short-term debt.

e.	Reasons for issuance and related effects: Capitalization of the Company through its wholly-owned subsidiary, Copart 5.

f.	Payment: (i) the face value per unit of Debentures will not be updated; and (ii) interest on the face value per unit of Debentures will accrue at 103% of the DI over extragrupo rate, which is the accumulated variation of the average daily interbank deposits rate, expressed as a percentage, calculated and disclosed on a daily basis by CETIP, in the daily report available on its website (http://www.cetip.com.br) (“DI Rate”). Interest will accrue from the date of issuance and will be payable semiannually, on May 10 and November 10 (or on a subsequent business day, as the case may be) of each year, from May 10, 2011 to May 10, 2022. The last interest payment will be made on June 10, 2022, the maturity date. In addition, certain events will trigger the acceleration of the Debentures, as described in the Deed of Issuance.

g.	Type and guarantees: Private, unsecured, non-convertible Debentures.

h.	Term and conditions for maturity, amortization, redemption and acceleration: The Debentures will mature on June 10, 2022.

i.	Placement: the Debentures will be issued through a private placement.

j.	Matters to be decided by the Board of Directors in the future: The Board of Directors will be granted powers to (i) carry out all the necessary measures to enter into such transaction and retain legal counsel, including but not limited to corporate acts and approval to amend, at any time, the amount and maturity date of the Debentures, and (ii) execute any and all necessary documents, including those necessary to cancel any balance of Debentures, currently or previously issued.

k.	Trustee: Not applicable.

l.	Risk rating: The Debentures will not be rated for risk.

m.	Secondary market: Not applicable.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2010

BRASIL TELECOM S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer